June 30, 2009

United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:  Stephen Krikorian and Jason Niethamer

Re:	Mediware Information Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
File No. 001-10768

Gentlemen:

Mediware Information Systems, Inc. (“Mediware” or the “Company”) is hereby responding to your letter dated June 8, 2009 with comments to our above-referenced filing.  Set forth below are the comments contained in the Staff’s letter immediately followed by the response of Mediware with respect thereto.

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 8.  Financial Statements and Supplemental Data, page 33

Notes to Consolidated Financial Statements

Note 1.  The Company and a Summary of Significant Accounting Policies

Revenue Recognition, page 44

1.
We note in your response to prior comment number 1 that you state you do not have VSOE of fair value for either the software element or PCS element included in your blood and plasma center solutions and MediREC solution to customers.  As a result of your lack of VSOE of fair value, tell us how you considered paragraph 12 of SOP 97-2 when concluding that it is appropriate to recognize revenue related to the initial start-up fee element in these arrangements.  In this regard, SOP 97-2 specifies that if sufficient VSOE of fair values does not exist at the outset of the arrangement to allocate revenue to all of the various elements of the arrangement (i.e., VSOE of fair value for all the undelivered elements of the arrangement does not exist), all revenue should be deferred until the earlier of the point at which (a) such sufficient VSOE does exist or (b) all elements of the arrangement have been delivered.

Mediware’s blood and plasma center solutions and MediREC solution are multiple element arrangements composed of two elements.  These elements are (i) installation and configuration services for which customers pay a start-up fee; and (ii) bundled software and PCS for which customers pay a subscription fee.

We believe it is appropriate to combine the software and PCS associated with our subscription fees into a single element for purposes of applying revenue recognition principles of SOP 97-2.  In our previous correspondence, we stated that Mediware does not sell software subscriptions or PCS services for subscription arragements on a standalone basis.  As such, we have not established VSOE of fair value for the individual software or PCS elements.  Mediware only offers subscription arrangements that include software and PCS as a bundled offering.  Where deliverables are bundled together in a single product offering, they should be accounted for as a single element as contemplated by the separate unit of accounting analysis contained in paragraph 9(a) of EITF 00-21.  Furthermore, treating bundled deliverables comprising software and PCS as a single element is endorsed in the secondary accounting literature.1

Mediware has established VSOE of fair value for the bundled software and PCS element.  Mediware regularly sells subscriptions for this “combined” element on a standalone basis.  To establish VSOE of the fair value of this element, we considered each product’s historical pricing information, along with competitive market rates for comparable products.

As we discussed in our previous correspondence, Mediware has also established VSOE of fair value for the services relating to the start-up element of its blood and plasma center solutions and MediREC solution.  Mediware believes this element meets the criteria in paragraph 65 of SOP 97-2 that provides for a separate unit of accounting for the underlying services in the start-up element.

Paragraph 12 of SOP 97-2 addresses situations where VSOE does not exist for one or more elements of an arrangement. Since Mediware has established VSOE of fair value for each of the elements of our subscription arrangements, we believe that paragraph 12 of SOP 97-2 does not apply to its blood and plasma center solutions and MediREC solutions subscription arrangements.  Instead, Mediware recognizes revenue related to the start-up fee as the related services are delivered.  Revenue associated with the subscription fee is recognized evenly over the subscription period.  We believe this is in accordance with the principles set forth in SOP 97-2.

For your reference, the total start-up fees for the year ended June 30, 2008 amounted to $60,000, which represents 0.15% of our total revenue.  There were no start-up fees for the years ended June 30, 2007 and 2006.

1 Section 10-5 of Ernst & Young’s FRD on Software Revenue Recognition, and Section 3.037 of KPMG’s Software Revenue Recognition Handbook both provide illustrative examples that are consistent with the manner in which Mediware accounts for its subscription arrangements.

Based on the comments provided by the staff, Mediware will enhance its future disclosure of revenue recognition for its subscription products in footnote 1 to its financial statements contained in its annual reports on Form 10-K.

In connection with this response, Mediware further acknowledges that:

•	Mediware is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	Mediware may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Mark B. Williams

Mark B. Williams
Senior Vice President and
Chief Financial Officer

Cc:	Thomas K. Mann, President and CEO
Robert Sanville, Audit Committee Chairman
Roger Clark, Audit Committee Member
Dr. John Gorman, Audit Committee Member